July 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549

Re:	Greenhaven Road Investment Management, LP

Barnes & Noble Education, Inc.

Schedule 13D Filed by Greenhaven Road Investment Management, LP et al.

Filed May 17, 2024

File No. 005-88954

Ladies and Gentlemen:

We acknowledge receipt of the letter of comment dated July 11, 2024 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission, Division of Corporate Finance, Office of Mergers and Acquisitions (the “Staff”) with regard to the above-referenced matter. We have reviewed the Comment Letter with our client, Greenhaven Road Investment Management LP, and provide the following responses on its behalf. Our responses are numbered to correspond to your comments.

1.	We note the date of the event reported as requiring the filing of the Statement was March 29, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the March 29, 2024 event date, the Schedule 13D submitted on May 17, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Schedule 13D was not filed within the required five business days after the date of the acquisition due to an oversight on the part of the Reporting Persons. Upon the Reporting Persons becoming aware of the oversight, they caused the Schedule 13D to be filed promptly. The failure to meet the deadline was not deliberate on the part of the Reporting Persons, and the Reporting Persons do not believe they gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Person have reminded their relevant employees of the Reporting Persons’ policies and procedures regarding Section 13(d) filings and the importance of compliance with the same.

2.	Instruction A to the Special Instructions for Complying with Schedule 13D explains that a filer must "[a]nswer every item" and "[i]f an item is inapplicable or the answer is in the negative, so state." We note, for example, that the Special Instructions provide at the outset that "[d]isclosure of the information specified in this schedule is mandatory." Instruction B to these instructions further provides that "[i]nformation contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item . . . ." The instructions, however, do not specify that crossreferencing to other responses within the Schedule 13D serves as a satisfactory means of effectuating compliance. Please advise us, with a view toward revised disclosure, why a generic statement that reads "See Item 4" was offered as disclosure responsive to Item 6 of Schedule 13D.

Item 6 is arguably applicable because the matters disclosed in Item 4 could be interpreted to involve “transfers of securities” of the Issuer (from the Issuer to various parties via the various proposed rights offerings) and/or “joint ventures” between the Reporting Persons and various parties (via the various joint proposals and/or indications of interest). Item 6 is also arguably applicable because of the Reporting Persons’ sale of call options on June 4, 2024 (although it is not clear to us that such sales, which were effected on the open market, involve a contract, arrangement, understanding or relationship with a particular person). Accordingly, out of an abundance of caution, a cross-reference to Item 4 was included in Item 6. Note that the Reporting Persons did not believe that Item 6 called for any disclosure that was not otherwise included in Item 4, so they viewed the cross-reference in Item 6 to be comprehensive. The decision to include a cross-reference in Item 6 to Item 4 was made to streamline the disclosure and avoid a simple complete restatement of the relevant text of Item 4. However, in light of the Staff’s clarification of the relevant instructions, the Reporting Persons are filing an amendment to the Schedule 13D to remove the cross-reference to Item 4 in Item 6 and instead to repeat the relevant disclosure from Item 4 into Item 6.

* * * * *

The amendment to Schedule 13D referred to above will also attach Exhibits 2 and 3 to the Schedule 13D, confidential treatment for which was requested but not granted.

The Staff is invited to contact the undersigned at (212) 573-8025 or pfasciano@sadis.com with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Respectfully submitted,

/s/ Paul D. Fasciano, Esq.

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